March 7, 2006
BY EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jay Webb

Re:	Hutchinson Technology Incorporated
Form 10-K for the year ended September 25, 2005
Filed December 7, 2005
File No. 000-14709
Dear Mr. Webb:
On behalf of Hutchinson Technology Incorporated, we hereby submit our response to comments received from the Staff of the Commission by letter dated February 2, 2006. For your convenience, the text of the Staff’s comments has been included in this letter.
Form 10-K for the year ended September 25, 2005
Item 9A. Controls and Procedures
1.	Please revise your disclosure in future filings to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting. We refer to Item 308(c) of Regulation S-K.

Response: The requested disclosure was made in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 25, 2005, filed with the Commission on January 18, 2006, and also will be made in future filings.

Form 8-K dated November 2, 2005
2.	We noted your disclosure that “net income for the 2004 period included $.9 million, or $.02 per diluted share, related to the capitalization of certain supplies and spare parts that historically had been expensed.” Please clarify for us the nature of these costs, including the accounting basis for the capitalization of these amounts. In addition, tell us if this is a prospective change or if you reclassified amounts previously recorded as expense. Also, tell us how the referenced disclosure impacts your compliance with APB Opinion 20 and Item 601(b)(18) of Regulation S-K.

Response: The supplies referenced in our disclosure consist primarily of items that are consumed in our manufacturing process but are not actually components of our finished products, such as packaging, labels, batteries and wires. These supplies turn approximately once per month. Spare parts consist of fabricated spare parts that are used in our manufacturing process, such as pins, punches and weld fixtures, which are typically backups for manufacturing tools. A significant portion of the spare parts turn infrequently by nature and in many cases remain unused one year beyond the date of purchase. We previously accounted for these supplies and spare parts by expensing the cost of these items at the time of purchase.

In connection with the design and implementation of our enterprise resource planning system, we reassessed our historical accounting treatment of these supplies and spare parts and determined that the cost of such items should be capitalized prospectively and expensed when used in our manufacturing process. We have concluded that the effect on our financial statements of previously expensing these supplies and spare parts at the time of purchase, as compared to our current practice of capitalizing these costs, was not material.

In order to reach this conclusion, we have considered the effect to each quarterly and annual reporting period, as well as the cumulative impact to retained earnings, beginning with fiscal 2003 through the most recent financial statements included in our Form 10-K for the year ended September 25, 2005.

The following tables and charts illustrate the impact on our financial statements for fiscal 2003, fiscal 2004 and the related 2004 quarterly periods and fiscal 2005 and the related 2005 quarterly periods.

In considering the impact of our decision to capitalize these supplies and spare parts on our financial statements, we have assessed the impact to our balance sheet and believe the impact to not be material (i.e. less than 1% of shareholders’ investment).
We have assessed the materiality of the change from expensing to capitalizing these supplies and spare parts, considering the guidance provided in APB Opinion 20, paragraph 38, APB Opinion 28, paragraph 29, SAB No. 99 and SAB Topic 1M. We do not believe the overall effect to our consolidated results of operations for fiscal 2003, the quarterly and annual periods ended for fiscal 2004 and fiscal 2005 and to our beginning retained earnings in fiscal 2003 was material, nor would such change have impacted the assessment of our financial statements or trends in results of operations by a reasonable user of our financial statements. Although the impact to net income for two quarters in the periods assessed reflected an impact that exceeded 5%, we looked to the guidance in paragraph 29 of APB Opinion 28 to conclude that such impact was not material. We also assessed various qualitative aspects of the change from expensing to capitalizing in accordance with SAB No. 99 and SAB Topic 1M, and concluded the change did not:
•	change any loss period into income or vice versa,

•	mask a change of our earnings trend or other trends, or

•	affect compliance with any of our loan covenants.
We therefore do not believe any qualitative issues identified by SAB No. 99 are material.
In addition, we have assessed the estimated impact of this change to the quarterly and annual periods of fiscal 2006 and expect this change will not have a material impact during those periods. Thereafter, there will be no impact.
Because we have concluded that the change from expensing to capitalizing was not material, we have, in consultation with our independent auditors, concluded that we did not meet the requirements for a change in accounting principle as outlined in APB Opinion 20, paragraph 8, and have determined that a letter regarding changes in accounting principles, also referred to as a preferability letter, was not required. Accordingly, we have not obtained a preferability letter nor filed such a letter as an exhibit under Item 601(b)(18) of Regulation S-K.
Although we have concluded the change to not be material, given the nature of this change as an unusual non-cash item recorded in the quarter, we decided that it was appropriate to include discussion of this item in our 2005 fiscal fourth quarter press release and related Form 8-K filing, in the interest of transparent and complete disclosure.

As specifically requested by the Commission, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us if you have any further questions or comments.
Sincerely,
HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ John A. Ingleman

John A. Ingleman
Vice President and Chief Financial Officer

cc:	Julie Sherman, Securities and Exchange Commission